                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                              Bell Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                             COMMON STOCK, PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   078 107 109
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                                 (CUSIP number)

                                 MARK E. SCHWARZ
                         NEWCASTLE CAPITAL GROUP, L.L.C.
                         300 Crescent Court, Suite 1110,
                               Dallas, Texas 75201
                                 (214) 661-7474
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 8, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

----------------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-------------------------                                  ---------------------
CUSIP No. 078 107 109                 13D                      Page 2 of 8 Pages
-------------------------                                  ---------------------

--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Newcastle Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  494,600
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              494,600
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    494,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------                                  ---------------------
CUSIP No. 078 107 109                 13D                      Page 3 of 8 Pages
-------------------------                                  ---------------------

--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Newcastle Capital Group, L.L.C
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  494,600
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              494,600
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    494,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------                                  ---------------------
CUSIP No. 078 107 109                 13D                      Page 4 of 8 Pages
-------------------------                                  ---------------------

--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Newcastle Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  494,600
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              494,600
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    494,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------                                  ---------------------
CUSIP No. 078 107 109                 13D                      Page 5 of 8 Pages
-------------------------                                  ---------------------

--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Mark E. Schwarz
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S. citizen
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  524,600(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              524,600(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    524,600(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1)   Includes options  exercisable  within 60 days to purchase 30,000 shares of
      Common Stock held by Mr. Schwarz.

-------------------------                                  ---------------------
CUSIP No. 078 107 109                 13D                      Page 6 of 8 Pages
-------------------------                                  ---------------------

                                  SCHEDULE 13D

      The  following  constitutes  Amendment  No. 1  ("Amendment  No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

            The first  paragraph of Item 3 is hereby  amended in its entirety to read as follows:

      ITEM 3. SOURCE AND AMOUNT OF FUNDS

            As of  June  13,  2006,  NP  had  invested  $888,320  (inclusive  of brokerage  commissions) in shares of Common Stock. The source of these funds was the working capital of NP. Neither NCG nor NCM directly owns any Common Stock.

            Items 5(a) (b) and (c) are hereby  amended in their entirety to read as follows:

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a). As of June 13, 2006, NP beneficially owned 494,600 shares of Common Stock and Mark E. Schwarz owned options  exercisable within 60 days to purchase  30,000  shares of Common Stock.  These 524,600  shares of Common Stock represent 6.1% of the Issuer's  outstanding  shares of Common Stock,  which such percentage was calculated by dividing (i) the 524,600 Shares owned by NP and Mr.
Schwarz by (ii) the sum of 8,566,224  shares of Common Stock  outstanding  as of
May 10, 2006 based upon the  Issuer's  Quarterly  Report on Form 10-Q filed with the  Securities  and  Exchange  Commission  on May 15,  2006 and 30,000  options exercisable by Mr. Schwarz within 60 days.

                  As of June 13, 2006, NCM, as the general partner of NP, may be deemed to beneficially own the 494,600 shares of Common Stock beneficially owned by NP,  representing  approximately  5.8% of the issued and  outstanding  Common
Stock of the Issuer.

                  As of June 13, 2006, NCG, as the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the
494,600  shares  of  Common  Stock  beneficially   owned  by  NP,   representing
approximately 5.8% of the issued and outstanding Common Stock of the Issuer.

                  Mark E.  Schwarz,  as the managing  member of NCG, the general partner of NCM,  which in turn is the general  partner of NP, may also be deemed to beneficially own the 494,600 shares of Common Stock beneficially owned by NP, representing  approximately  5.8% of the issued and outstanding  common stock of the Issuer. In addition, Mr. Schwarz directly owns options exercisable within 60 days of the date hereof to purchase 30,000 shares of Common Stock of the Issuer, which, together with the Common Stock held by NP, represents  approximately 6.1%
of the issued and outstanding Common Stock of the Issuer.

-------------------------                                  ---------------------
CUSIP No. 078 107 109                 13D                      Page 7 of 8 Pages
-------------------------                                  ---------------------

                  (b). By virtue of his position  with NP, NCG and NCM,  Mark E.
Schwarz  has the sole power to vote and  dispose  of the shares of Common  Stock owned by NP reported in this statement.

                  The  filing of this  statement  on  Schedule  13D shall not be construed as an admission  that Mr. Schwarz is for the purposes of Section 13(d)
or 13(g) of the  Securities  Exchange Act of 1934,  as amended,  the  beneficial owner of any of the 494,600 shares of Common Stock owned by NP. Pursuant to Rule
13d-4, Mr. Schwarz disclaims all such beneficial ownership.

                  (c). The  transactions in the Issuer's  securities  during the last sixty days are as follows:

                               Newcastle Partners

Transaction Date      Buy/Sell        Quantity (Shares)      Price Per Share ($)
----------------      --------        -----------------      -------------------

    6/6/06              Buy                 6,000                  $2.5538
    6/7/06              Buy                 7,000                  $2.4678
    6/8/06              Buy                12,000                  $2.5230
    6/9/06              Buy                63,300                  $2.5994
   6/12/06              Buy                 1,700                  $2.6688

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CUSIP No. 078 107 109                 13D                      Page 8 of 8 Pages
-------------------------                                  ---------------------

                                   SIGNATURES
                                   ----------

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2006
                                         NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its general partner

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz